UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 25, 2023

INTERCONTINENTAL EXCHANGE, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-36198	46-2286804
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328

(Address of Principal Executive Offices)

(Zip Code)

Registrant’s telephone number, including area code: (770) 857-4700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	ICE	New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On August 25, 2023, Intercontinental Exchange, Inc., a Delaware corporation (“ICE”), and Black Knight, Inc., a Delaware corporation (“Black Knight”), issued a joint press release announcing the entry into an Agreement Containing Consent Orders (the “ACCO”) with the Bureau of Competition of the Federal Trade Commission (the “FTC”) regarding ICE’s pending acquisition of Black Knight (the “Acquisition”). The ACCO contains an agreed form of consent order that will be submitted to the FTC for acceptance and approval. Pursuant to the previously announced timing agreement entered into among ICE, Black Knight and the FTC on August 6, 2023, ICE is permitted to complete the Acquisition following 11:59 p.m. Eastern Time on the tenth calendar day after the entry into the ACCO. Accordingly, the parties expect to close the Acquisition on September 5, 2023.

ICE and Black Knight also announced that the deadline for Black Knight stockholders to elect the form of merger consideration they wish to receive in the Acquisition has been set for 5:00 p.m. Eastern Time, September 1, 2023. Black Knight stockholders who hold shares through a bank, broker or other nominee may be subject to an earlier election deadline and should carefully review any materials they received from their bank, broker or other nominee regarding how to make an election as to the form of merger consideration they wish to receive.

A copy of the joint press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Joint Press Release, dated as of August 25, 2023, issued by Intercontinental Exchange, Inc. and Black Knight, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight’s or ICE’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by ICE (the “Transaction”), including future financial and operating results, Black Knight’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or ICE to terminate the definitive merger agreement governing the terms and conditions of the

Transaction, as amended by the parties on March 7, 2023; the outcome of any legal proceedings that may be instituted against Black Knight or ICE, including any further litigation by the FTC; the possibility that the Transaction (or the proposed divestiture of Black Knight’s Optimal Blue business or its Empower loan origination system (LOS)) does not close when expected or at all because conditions to closing are not satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and ICE operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or ICE’s results.

All forward-looking statements attributable to Black Knight or ICE, or persons acting on Black Knight’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or ICE update one or more forward-looking statements, no inference should be drawn that Black Knight or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, ICE and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Agreement and Plan of Merger, dated as of May 4, 2022, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 7, 2023, among Black Knight, ICE and Sand Merger Sub Corporation (the “Amended Merger Agreement”), ICE has filed with the SEC a post-effective amendment to the Registration Statement on Form S-4 (as amended by the post-effective amendment, the “Amended Registration Statement”). The Amended Registration Statement includes an updated proxy statement of Black Knight that also constitutes a prospectus of ICE. The Amended Registration Statement was declared effective by the SEC on March 30, 2023, and Black Knight commenced mailing the updated definitive proxy statement/prospectus to its stockholders on or about March 31, 2023.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT ON FORM S-4 AND THE UPDATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE AMENDED REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE UPDATED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or ICE through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials - SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.theice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERCONTINENTAL EXCHANGE, INC.

By:	/s/ Andrew J. Surdykowski
Andrew J. Surdykowski
General Counsel

Dated: August 25, 2023

Exhibit 99.1

Intercontinental Exchange and Black Knight Announce Entry into Agreement Containing Consent Orders with FTC’s Bureau of Competition

•	ICE’s acquisition of Black Knight is expected to close on September 5, 2023.

•	The deadline for Black Knight stockholders to elect their preferred form of merger consideration is September 1, 2023.

ATLANTA & JACKSONVILLE – August 25, 2023 – (BUSINESS WIRE) Intercontinental Exchange, Inc. (NYSE: ICE) and Black Knight, Inc. (NYSE: BKI) today announced that they have entered into an Agreement Containing Consent Orders (the “ACCO”) with the Bureau of Competition of the Federal Trade Commission (the “FTC”) regarding ICE’s pending acquisition of Black Knight. The ACCO contains an agreed form of consent order that will be submitted to the FTC for acceptance and approval.

Pursuant to the previously announced Timing Agreement entered into among ICE, Black Knight and the FTC on August 6, 2023, ICE is permitted to complete its acquisition of Black Knight following 11:59 p.m. Eastern Time on the tenth calendar day after the entry into the ACCO. Accordingly, the parties expect to close the acquisition on September 5, 2023 and to complete the previously announced divestitures of Black Knight’s Empower and Optimal Blue businesses to subsidiaries of Constellation Software Inc. within 20 days thereafter.

ICE and Black Knight also announced today that the deadline for Black Knight stockholders to elect the form of merger consideration they wish to receive in the acquisition has been set for 5:00 p.m. Eastern Time, September 1, 2023 (the “Election Deadline”).

The Election Form and Letter of Transmittal (the “Election Form”) necessary for Black Knight stockholders to make an election as to the form of consideration they wish to receive was mailed (along with other election materials) beginning on March 31, 2023 to holders of record of Black Knight common stock as of March 24, 2023.

As further described in the election materials and in the proxy statement/prospectus dated March 31, 2023, Black Knight stockholders wishing to make an election must deliver to Computershare Trust Company, N.A. (the “Exchange Agent”) by the Election Deadline a properly completed and signed Election Form, together with a completed and signed Internal Revenue Service Form W-9 or appropriate Form W-8, as applicable, and if they cannot complete the procedures for book-entry transfer of their shares of Black Knight common stock into the Exchange Agent’s account prior to the Election Deadline, the Black Knight stock certificate(s) to which their Election Forms relate or a properly completed Notice of Guaranteed Delivery. Black Knight stockholders of record that hold their shares of Black Knight common stock in electronic, book-entry form may also make their election by submitting election instructions online prior to the Election Deadline by logging on to the election website at www.ComputershareCAS.com/Blackknight or https://blackknight.computersharecas.com. Black Knight stockholders who hold shares through a bank, broker or other nominee may be subject to an earlier election deadline and should carefully review any materials they received from their bank, broker or other nominee regarding how to make an election as to the form of merger consideration they wish to receive. Black Knight stockholders should carefully read all of the election materials provided to them before making their election.

Subject to the proration procedures specified in the parties’ Agreement and Plan of Merger, dated as of May 4, 2022 and amended as of March 7, 2023 (the “Merger Agreement”), Black Knight stockholders may elect to receive, in exchange for each issued and outstanding share of Black Knight common stock, the following merger consideration:

•

an amount in cash (the “Per Share Cash Consideration”) equal to the sum, rounded to the nearest one tenth of a cent, of (x) $68.00 plus (y) the product, rounded to the nearest one tenth of a cent, of 0.0682 multiplied by the average of the volume weighted averages of the trading prices of ICE common stock on the New York Stock Exchange on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date on which the effective time of the acquisition occurs (the “Closing 10-Day Average ICE VWAP”); or

•

a number of validly issued, fully paid and nonassessable shares of ICE common stock (the “Per Share Stock Consideration”) as is equal to the quotient, rounded to the nearest one ten thousandth, of (x) the Per Share Cash Consideration divided by (y) the Closing 10-Day Average ICE VWAP.

The elections of Black Knight stockholders will be subject to proration in accordance with the terms of the Merger Agreement, which is applicable in the event one form of merger consideration (i.e., cash or shares of ICE common stock) is undersubscribed or oversubscribed. The Merger Agreement provides that the aggregate amount of cash consideration will equal $10,505,000,000 (the “Cash Component”). The total number of shares of Black Knight common stock that will convert into the right to receive the Per Share Cash Consideration will equal the quotient, rounded down to the nearest whole share, of (i) the Cash Component divided by (ii) the Per Share Cash Consideration. All the remaining shares of Black Knight common stock not receiving the Per Share Cash Consideration will be converted into the right to receive the Per Share Stock Consideration.

If no election is made by a Black Knight stockholder, the merger consideration that stockholder will receive will be determined in accordance with the proration mechanism described above. No guarantee can be made that Black Knight stockholders will receive the amount of Per Share Cash Consideration or Per Share Stock Consideration that they elect.

Black Knight stockholders with questions regarding the Election Form or the election procedures, or who wish to obtain copies of the election materials, may contact the information agent for the transaction, Georgeson LLC, toll free within the United States and Canada at (866) 628-6021. Black Knight stockholders holding shares through a bank, broker or other nominee should contact their bank, broker or other nominee, as applicable, to obtain copies of the election materials.

About Intercontinental Exchange

Intercontinental Exchange, Inc. (NYSE: ICE) is a Fortune 500 company that designs, builds and operates digital networks to connect people to opportunity. We provide financial technology and data services across major asset classes that offer our customers access to mission-critical workflow tools that increase transparency and operational efficiencies. We operate exchanges, including the New York Stock Exchange, and clearing houses that help people invest, raise capital and manage risk across multiple asset classes. Our comprehensive fixed income data services and execution capabilities provide information, analytics and platforms that help our customers capitalize on opportunities and operate more efficiently. At ICE Mortgage Technology, we are transforming and digitizing the U.S. residential mortgage process, from consumer engagement through loan registration. Together, we transform, streamline and automate industries to connect our customers to opportunity.

Trademarks of ICE and/or its affiliates include Intercontinental Exchange, ICE, ICE block design, NYSE and New York Stock Exchange. Information regarding additional trademarks and intellectual property rights of Intercontinental Exchange, Inc. and/or its affiliates is located here. Key Information Documents for certain products covered by the EU Packaged Retail and Insurance-based Investment Products Regulation can be accessed on the relevant exchange website under the heading “Key Information Documents (KIDS).”

About Black Knight

Black Knight, Inc. (NYSE: BKI) is an award-winning software, data and analytics company that drives innovation in the mortgage lending and servicing and real estate industries, as well as the capital and secondary markets. Businesses leverage our robust, integrated solutions across the entire homeownership life cycle to help retain existing customers, gain new customers, mitigate risk and operate more effectively.

Our clients rely on our proven, comprehensive, scalable products and our unwavering commitment to delivering superior client support to achieve their strategic goals and better serve their customers. For more information on Black Knight, please visit www.blackknightinc.com.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight’s or ICE’s plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of Black Knight by ICE (the “Transaction”), including future financial and operating results, Black Knight’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in Black Knight’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of Black Knight or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction, as amended by the parties on March 7, 2023; the outcome of any legal proceedings that may be instituted against Black Knight or ICE, including any further litigation by the FTC; the possibility that the Transaction (or the proposed divestiture of Black Knight’s Optimal Blue business or its Empower loan origination system (LOS)) does not close when expected or at all because conditions to closing are not satisfied on a timely basis or at all; the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Black Knight and ICE operate; the ability to promptly and effectively integrate the businesses of Black Knight with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of Black Knight’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on Black Knight’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause Black Knight’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm Black Knight’s or ICE’s results.

All forward-looking statements attributable to Black Knight or ICE, or persons acting on Black Knight’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and Black Knight and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If Black Knight or ICE update one or more forward-looking statements, no inference should be drawn that Black Knight or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding Black Knight, ICE and factors which could affect the forward-looking statements contained herein can be found in Black Knight’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Agreement and Plan of Merger, dated as of May 4, 2022, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 7, 2023, among Black Knight, ICE and Sand Merger Sub Corporation (the “Amended Merger Agreement”), ICE has filed with the SEC a post-effective amendment to the Registration Statement on Form S-4 (as amended by the post-effective amendment, the “Amended Registration Statement”). The Amended Registration Statement includes an updated proxy statement of Black Knight that also constitutes a prospectus of ICE. The Amended Registration Statement was declared effective by the SEC on March 30, 2023, and Black Knight commenced mailing the updated definitive proxy statement/prospectus to its stockholders on or about March 31, 2023.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE AMENDED REGISTRATION STATEMENT ON FORM S-4 AND THE UPDATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE AMENDED REGISTRATION STATEMENT, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE UPDATED PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING BLACK KNIGHT, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Knight or ICE through the website maintained by the SEC at http://www.sec.gov or from Black Knight at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by Black Knight will be available free of charge by accessing Black Knight’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials—SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.theice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ICE Media Contact:

Josh King

josh.king@ice.com

(212) 656-2490

Damon Leavell

damon.leavell@ice.com

(212) 323-8587

media@ice.com

ICE Investor Contact:

Katia Gonzalez

katia.gonzalez@ice.com

(678) 981-3882

investors@ice.com

Black Knight Media Contact:

Michelle Kersch

michelle.kersch@bkfs.com

(904) 854-5043

Black Knight Investor Contact:

Steve Eagerton

steven.eagerton@bkfs.com

(904) 854-3683